Michael K. Hair, P.C.
Attorney at Law
7407 E. Ironwood Court
Scottsdale, Arizona 85258
Telephone:  (480) 443-9657

November 4, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549
Attn.:	Mr. Joseph Foti

Re:	American Southwest Holdings, Inc. Form 10-KSB for the Year Ended December 31, 2004 File 000-27947

Dear Mr. Foti:

On behalf of American Southwest Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comment letter dated October 27, 2005 with respect to the above referenced periodic reports of the Company. We have reproduced the Staff’s comment and have followed the comment with the Company’s response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 7 - Financial Statements

Note 8 - Acquisition of Metal Sands Limited, page F-21

Comment

1.
We note your response to our prior comment #3. However, it appears the net liabilities received of $194,999 relate to amounts due for your prior cash advances to Metal Sands. Since the balance of the mineral rights was nominal and you received cash back from the acquisition, these net liabilities appear to represent the portion of cash advances from you that were used and expensed by Metal Sands. As a result, we believe these costs should receive similar treatment on your financial statements and should not be capitalized as part of the cost of your acquisition of mineral rights. In other words, we believe you should write off amounts lent to Metal Sands prior to the acquisition to the extent such amounts were expended by Metal Sands. Therefore, we reissue our prior comment #3. Based on the guidance in SAB 48, we believe you should record the mineral rights acquired at the transferor’s historical cost, which appears to be a nominal amount. However, we would not object if you record the approximately 33,000,000 shares issued at their par value of $.001 per share (i.e. approximately $33,000.)

Securities and Exchange Commission
Division of Corporation Finance
Re:  American Southwest Holdings, Inc.
November 4, 2005

Response

The financial statements have been revised to report a value of $33,100 for the 33,100,000 shares of common stock issued.   See Appendix 1.

General

Correction of an Error

Comment

2.
Changes to your previously-issued financial statements for the year ended December 31, 2004 with respect to the acquisition of mining rights should be reported as the correction of an error pursuant to paragraphs 36-37 of APB Opinion 20 or, if early adopted, paragraphs 26-26 of SFAS 154.

Response

The company has applied SFAS 154 and the financial statements have been revised.    See Appendix 1.

Accountants’ Reports

Comment

3.	Please include the report of Semple & Cooper in your amended filing, and ensure that such report includes an appropriate reference to the correction of an error as required by AU section 420.12.

Response

The company has applied SFAS 154 and the accountants’ report has been revised.    See Appendix 1.

Securities and Exchange Commission
Division of Corporation Finance
Re:  American Southwest Holdings, Inc.
November 4, 2005

Comment

4.
The report of Shelley International included in Appendix I of your response refers to periods prior to 2003 that are not included in your financial statements. Also, the report of Shelley International refers to the cumulative period from October 10, 1989 (inception) to December 31, 2003. However, your financial statements include cumulative amounts up to December 31, 2004, and it is unclear who audited these cumulative amounts. Please revise, as appropriate.

Response

The accountants’ report of Semple & Cooper, LLP has been revised to reflect the cumulative period from October 10, 1989 (inception) to December 31, 2004.   See Appendix 1.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. If you have no further comments, these changes will be made in the 10-KSB and filed in a few days. Please direct any questions, requests for additional documentation or comments to the undersigned by telephone at (480) 443-9657, or by facsimile at (480) 443-1908.

Very truly yours,

Michael K. Hair, P.C.

By:	/s/ Michael K. Hair

Michael K. Hair, President

cc:	Alan Doyle, American Southwest Holdings, Inc. Debby Tutrone, Semple & Cooper, LLP

Appendix 1

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of American Southwest Holdings, Inc. as of December 31, 2004, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year then ended and the cumulative period from inception (October 20, 1989) through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended and the cumulative period from inception (October 20, 1989) through December 31, 2004, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the exploration stage, has incurred losses from operations, and requires additional funds for further exploratory activity prior to attaining a revenue generating status. In addition, the Company may not find sufficient ore reserves to be commercially mined. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As discussed in Note 11 to the consolidated financial statements, the financial statements have been restated in relation to the correction of the application of an accounting principle.

/s/ Semple & Cooper, LLP
Phoenix, Arizona
June 2, 2005, except as to Note 11, as to which the date is November 1, 2005

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Consolidated Balance Sheets

	December 31,
	2004	2003
ASSETS
Cash & cash equivalents	$205,493	$4,579
Receivables	3,065	—
Total current assets	208,558	4,579
Property and equipment, net	4,202	—
Mining rights	33,100	—
Total assets	$245,860	$4,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities	$147,937	$122,581
Due to related parties	334,714	—
Loans payable to related parties	41,495	36,980
Total current liabilities	524,146	159,561

Common stock
$.001 par value, 100,000,000 shares authorized, 82,150,806 and 28,163,950 shares issued and outstanding at December 31, 2004 and 2003, respectively	82,151	28,164
Paid in capital	13,234,217	12,464,174
Common stock subscribed	67,095	—
Deficit accumulated during development stage	(13,655,871)	(12,647,320)
Foreign currency translation adjustment (Note 1)	(5,878)	—
Total shareholders' deficit	(278,286)	(154,982)
Total liabilities and shareholders' equity	$245,860	$4,579

The accompanying notes are an integral part of the financial statements.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Statements of Operations and Comprehensive Loss

			Cumulative
	For the year ended December 31,		During Development
	2004	2003	Stage

Revenue misc. (including interest)	$—	$—	$83,938

Other general & administrative costs	446,324	137,386	5,298,502
Depreciation	50	—	61,515
Organizational costs	—	—	120,000
Write off of Hiab project	—	—	7,697,615
Exploration expenses	210,015	—	210,015
Purchase of mining rights	361,275	—	361,275

General & administrative costs	1,017,664	137,386	13,748,922

Operating loss	(1,017,664)	(137,386)	(13,664,984)

Other income:
Foreign currency gain	9,113	—	9,113

Loss before income taxes	(1,008,551)	(137,386)	(13,655,871)

Provision for income taxes	—	—	—

Net loss	$(1,008,551)	$(137,386)	$(13,655,871)

Foreign currency translation adjustment	(5,878)	—	(5,878)

Comprehensive loss	$(1,014,429)	$(137,386)	$(13,661,749)

Net loss per share - basic & diluted	$(0.03)	$(0.01)

Weighted average shares outstanding	37,585,590	23,513,950

The accompanying notes are an integral part of the financial statements.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Consolidated Statements of Stockholders' (Deficit)
(Continued)

						Accumulated
						Other
	Common Stock		Paid in	Stock	Accumulated	Comprehensive	Total
	Shares	Amount	Capital	Subscribed	Deficit	Income	Equity

Net (Loss)	—	—	—	—	(60,608)	—	(60,608)
Balance, December 31, 2001	18,863,950	18,864	12,246,382	—	(12,452,636)	—	(187,390)

Shares issued for cash. 400,000 shares at $0.04 per share	400,000	400	15,600	—	—	—	16,000
Warrants issued with stock, 400,000 warrants at $0.01 per warrant	—	—	4,000	—	—	—	4,000
Shares issued for debt at $0.04 per share	2,900,000	2,900	113,100	—	—	—	116,000
29,000 warrants issued at $0.01 per warrant	—	—	29,000	—	—	—	29,000
Net (Loss)	—	—	—	—	(57,298)	—	(57,298)
Balance, December 31, 2002	22,163,950	22,164	12,408,082	—	(12,509,934)	—	(79,688)

Shares issued for services at $0.01 per share	6,000,000	6,000	56,092	—	—	—	62,092
Net (Loss)	—	—	—	—	(137,386)	—	(137,386)
Balance, December 31, 2003	28,163,950	28,164	12,464,174	—	(12,647,320)	—	(154,982)

Shares and warrants issued for cash, net of costs of $7,168	15,750,000	15,750	397,880	—	—	—	413,630
Shares issued for services	961,851	962	18,275	—	—	—	19,237
Issuance of stock for cancellation of warrants	2,175,005	2,175	35,888	—	—	—	38,063
Shares issued for debt at $0.01 per share	2,000,000	2,000	18,000	—	—	—	20,000
Shares issued in connection with acquisition of Metal Sands Limited	33,100,000	33,100	—	—	—	—	33,100
Warrants issued to related party for facilitation of merger	—	—	300,000	—	—	—	300,000
Common stock subscribed	—	—	—	67,095	—	—	67,095
Currency translation	—	—	—	—	—	(5,878)	(5,878)
Net (Loss)	—	—	—	—	(1,008,551)	—	(1,008,551)
Balance, December 31, 2004	82,150,806	$82,151	$13,234,217	$67,095	$(13,655,871)	$(5,878)	$(278,286)

The accompanying notes are an integral part of the financial statements.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

	For the year ended December 31,		Cumulative since
	2004	2003	inception, 10/20/1989
Cash flows from operating activities:
Reconciliation of net loss to net cash used by operating activities:
Net loss:	$(1,008,551)	$(137,386)	$(13,655,871)

Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	50	—	50
Stock and warrants issued in exchange for services	361,275	62,092	707,867
Stock issued for cancellation of warrants	38,063	—	38,063

Changes in Operating Assets and Liabilities:
Accounts receivable	179	—	179
Accounts payable and accrued liabilities	(16,294)	42,893	143,267
Due to related parties	316,876	—	316,876
Net cash used by operating activities	(308,402)	(32,401)	(12,449,569)

Cash flows from investing activities:
Purchase of property and equipment	(172)	—	(172)
Costs related to acquisition of Metal Sands Limited	(24,038)	—	(24,038)
Cash received from acquisition of Metal Sands	169,601	—	169,601
Amounts lent to Metal Sands prior to acquisition	(117,437)	—	(117,437)
Net cash provided (used) in investing activities	27,954	—	27,954

Cash flows from financing activities:
Sale of stock and warrants	420,828	—	12,566,574
Net borrowings from related parties	4,515	36,980	4,515
Stock issue costs	(5,198)	—	(5,198)
Stock subscription deposits	67,095	—	67,095
Net cash provided by financing activities	487,240	36,980	12,632,986
Effect of exchange rate on cash	(5,878)	—	(5,878)
Net increase in cash	200,914	4,579	205,493
Cash and cash equivalents at beginning of period	4,579	—	—
Cash and cash equivalents at end of period	$205,493	$4,579	$205,493

The accompanying notes are an integral part of the financial statements.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies and Use of Estimates (continued):

Recent Accounting Pronouncements (continued):

SFAS 152 - Accounting for Real Estate Time-Sharing Transactions. SFAS 152 amends SFAS 66 and SFAS 67. The statement is effective for financial statements for fiscal years beginning after June 15, 2005. As the Company does not currently conduct any real estate time-sharing transactions, it does not anticipate any financial effect of adopting this statement.

SFAS 153 - Exchanges of Nonmonetary Assets. This statement amends the guidance in APB No. 29, “Accounting for Nonmonetary Assets.” APB No.29 was based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanged. SFAS 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for financial statements issued for fiscal years beginning after June 15, 2005. Management does not anticipate any financial effect of adopting this statement on the Company’s financial position or results of operations.

SFAS 154 - Accounting Changes and Error Corrections.  This statement is a replacement of APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.”  SFAS 154 applies to all voluntary changes in accounting principle and changes in the requirements for accounting for and reporting a change in accounting principle.  SFAS 154 requires the retrospective application to prior periods' financial statements of the direct effect of a voluntary change in accounting principle unless it is impracticable.  APB No. 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  FASB stated that SFAS 154 improves financial reporting because its requirements enhance the consistency of financial information between periods.  The Company has elected early adoption of SFAS 154.  See Note 11.

SFAS 123(R) - Accounting for Stock-Based Compensation. This statement established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It does not change the accounting guidance for share-based payment transactions with parties other than employees. For public entities that file as small business issuers, the revisions to SFAS 123(R) are effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, the revisions to SFAS 123 are effective as of the beginning of the first annual reporting period that begins after December 15, 2005. Management has not yet determined the effects of adopting the revisions to SFAS 123 on the Company’s financial position or results of operations.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

2.	Financial Condition and Ability to Continue as a Going Concern:

The Company has had no revenues from operations since inception and has a deficit from expenditures since inception to December 31, 2004 in the amount of $13,655,871. The Company has relied to date, and will continue to rely on its ability to raise equity to fund working capital requirements and fund exploration expenditures. Management will continue to control expenditures in line with its ability to raise equity working capital.

The ability of the Company to obtain financing and adequately manage its expenses, and thus maintain solvency, is dependent on equity market conditions, the ability to find a joint venture partner, the market for precious metals, and the willingness of other parties to lend the Company money. While the Company has been successful at certain of these efforts in the past, there can be no assurance that current efforts will be successful. These financial statements do not reflect the outcome of these uncertainties.

3.	Property & Equipment:

At December 31, 2004, property and equipment consists of:

Sundry equipment	$2,514
Furniture & fittings	3,404
Property & equipment	5,918
Less: Accumulated depreciation	(1,716)
Property & Equipment, net	$4,202

At December 31, 2003, the Company owned no property and equipment.  Depreciation expense was $50 and $0, during the years ended December 31, 2004 and 2003, respectively.

4.	Income Taxes:

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

4.	Income Taxes (continued):

Income taxes for American Southwest Holdings, Inc.:

The total deferred tax asset is approximately $1,756,000, which is calculated by multiplying a 15% estimated tax rate by the cumulative NOL of approximately $11,704,000. The total valuation allowance is a comparable $1,756,000.

The provision for income taxes is comprised of the net change in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

	2004	2003

Net change in deferred taxes since inception	1,756,000	1,604,299
Valuation account by year	(1,756,000)	(1,604,299)
Current taxes payable	—	—
Provision for income taxes	—	—

Below is a chart showing the estimated United States federal net operating losses and the years in which they will expire.

Year	Amount	Expiration

1996	$2,327,161	2016
1997	6,286,760	2017
1998	1,700,877	2018
1999	237,400	2019
2000	1,201	2020
2001	0	2021
2002	4,540	2022
2003	137,386	2023
2004	1,008,551	2024
Total NOL	$11,703,876

Major items causing the Company’s tax rate to differ from the statutory rate are as follows:

	12/31/2004	12/31/2003

Income tax benefit at statutory rate	$151,701	$20,608
Less change in valuation allowance	(151,701)	(20,608)
Income tax expense	$—	$—

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

7.	Stockholders’ Equity (continued):

Information relating to common stock warrants at December 31, 2004 summarized by exercise price is as follows:

	Outstanding			Exercisable
		Remaining	Weighted Average		Weighted Average
Exercise Price Per Share	Shares	Life ( In Years)	Exercise Price	Shares	Exercise Price

$0.04	19,000,000	3.0	$ 0.04	19,000,000	$ 0.04

During the year ended December 31, 2004, 4,000,000 warrants to purchase the Company’s common stock were issued in a private placement of 8,000,000 shares of common stock to sophisticated investors.  The warrants are exercisable at $0.04 per warrant and expire December 31, 2007.

8.	Acquisition of Metal Sands Limited:

During the year ended December 31, 2004, the Company purchased Metal Sands Limited in exchange for 33,100,000 shares of the Company’s common stock, valued at $33,100 and paid $38,937 in professional fees in connection with the acquisition. The Company assumed net liabilities relating to cash advances made to Metal Sands prior to the asset acquisition of $194,999 which were expensed as exploration costs and recorded Mining Rights in the amount of $33,100.

In addition, 15,000,000 warrants to purchase the Company’s common stock were issued to Doyle Capital Ltd. (DCL) for their part in securing and facilitating the MSL acquisition. DCL is principally owned by the President of the Company. The warrants are exercisable at $0.04 per warrant, expire December 31, 2007, and were valued at $300,000 using the Black Scholes option-pricing model with the following weighted average assumptions for all grants: expected life of options of three (3) years, risk free interest rate of five percent (5%), volatility of fifty-eight percent (58%) and a zero percent dividend yield.

9.	Statements of Cash Flows:

During the years ended December 31, 2004 and 2003, and for the cumulative period from the Company’s inception on October 20, 1989 through December 31, 2004, the Company paid no income taxes. During these periods, the Company neither received nor paid any interest.

Disclosure of non-cash activities:

The Company recognized operating, investing and financing activities that affected assets, liabilities, and equity, but did not result in cash receipts or payments. These non-cash activities are as follows:

During the year ended December 31, 2004, the Company issued 961,851 shares of its common Stock in exchange for services in the amount of $19,237 and 2,000,000 shares of its common stock for the payment of debt in the amount of $20,000.

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (continued)

9.	Statements of Cash Flows (continued):

During the year ended December 31, 2004, the Company issued 33,100,000 shares of its Common Stock, valued at $33,100, 15,000,000 common stock warrants, valued at $300,000, in payment of fees related to the MSL acquisition and paid $38,937 in professional fees in connection with the acquisition of Metal Sands Limited. In connection with this purchase, the Company assumed net liabilities relating to cash advances made to Metal Sands prior to the asset acquisition of $194,999 and Mining Rights valued at $33,100.

During the year ended December 31, 2004, the Company issued 2,175,005 shares of its common stock, valued at $38,063, for the cancellation of 13,050,000 common stock warrants.

In addition to the items listed above, during the cumulative period during development stage through December 31, 2004, the Company issued 10,500,000 shares of its Common Stock in exchange for services valued at $455,294, 1,000,000 Common Stock Subscriptions in exchange for mining properties valued at $3,500,000, 1,072,990 shares of its Common Stock in exchange for the cancellation of debt in the amount of $469,970 and 5,750,000 Common Stock warrants in exchange for services valued at $57,500.

10.	Subsequent Events:

Subsequent to December 31, 2004, the Board of Directors voted to increase the authorized shares of the Company’s Common Stock to 300,000,000. The increase in authorized shares is subject to approval by the Company’s shareholders and will be included in the Company’s next proxy statement.

11.	Correction of an Accounting Principle:

The Company is restating its financial statement due to a change in accounting for the Metal Sands Limited transaction. The transaction has now been accounted for as an asset purchase rather than a merger. The mining rights acquired in the transaction have now been recorded at the par value ($.001) of the 33,100,000 shares of common stock issued. In addition, all costs related to the acquisition have been expensed, and net liabilities of $194,999 assumed by the Company have been expensed as exploration costs. The effect of this change was to decrease mining rights reflected on the balance sheet by $1,847,174, decrease paid in capital by $1,290,900, and increase the loss in the current year and the deficit accumulated during development stage by $556,274. In addition, net loss per share changed from $(.01) as originally reported to $(.03) per share.

Exhibit A

COMPANY ACKNOWLEDGEMENT

In connection with responding to the Commission’s comment letter dated October 27, 2005, American Southwest Holdings, Inc. (the “Company”) acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN SOUTHWEST HOLDINGS, INC.

By:	/s/ Alan Doyle

Alan Doyle President (Chief Executive Officer), Treasurer (Principal Financial Officer) and Director